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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.      Type of security or securities.

             In connection with the issuance and sale by the Development Authority of Burke County (the "Burke Authority") of $133,535,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 2001 (the "Burke Revenue Bonds") and the Development Authority of Monroe County (the "Monroe Authority") of $83,515,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), Third Series 2001 (the "Monroe Revenue Bonds" and, together with the Burke Revenue Bonds, the "Revenue Bonds"), the Company issued the following:

             (a) promissory note dated October 3, 2001 in the principal amount of $133,535,000 (the "Burke Note"), evidencing the obligation of the Company to repay the Burke Authority's loan (the "Burke Loan") to it of the proceeds of the Burke Revenue Bonds, and

             (b) promissory note dated October 3, 2001 in the principal amount of $83,515,000 (the "Monroe Note"), evidencing the obligation of the Company to repay the Monroe Authority's loan (the "Monroe Loan") to it of the proceeds of the Monroe Revenue Bonds.

Item 2.      Issue, renewal or guaranty.

             Issue.


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Item 3.      Principal amount of each security.

             See Item 1 hereinabove.

Item 4.      Rate of interest per annum of each security.

             Each of the Notes will bear interest at the rate or rates of interest borne by the corresponding series of Revenue Bonds.

             Initially, the Burke Revenue Bonds will bear interest from the date of their original issuance and delivery at a Commercial Paper Rate for a Commercial Paper Period ending January 2, 2002. Thereafter, the interest determination method on the Burke Revenue Bonds will be adjusted and the Bonds will bear interest at a Long-Term Interest Rate of 4.45% per annum ending November 30, 2008.

             Initially, the Monroe Revenue Bonds will bear interest from the date of their original issuance and delivery at a Commercial Paper Rate for a Commercial Paper Period ending January 2, 2002. Thereafter, the interest determination method on the Monroe Revenue Bonds will be adjusted and the Bonds will bear interest at a Long-Term Interest Rate of 4.20% per annum ending November 30, 2008.

             After December 1, 2008, the Company may from time to time change the method of determining the interest rate on any series of the Revenue Bonds to a Daily, Weekly, Commercial Paper or Long-Term Interest Rate.

Item 5.      Date of issue, renewal or guaranty of each security.

             October 3, 2001.

Item 6.      If renewal of security, give date of original issue.

             Not Applicable.

Item 7.      Date of maturity of each security.

             The Burke Note       - January 1, 2032, subject to prepayment
                                    or prior redemption.

             The Monroe Note      - January 1, 2012, subject to prepayment
                                    or prior redemption.


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Item 8.      Name of person to whom each security was issued, renewed or guaranteed.

             The Notes were issued in favor of the respective Authorities and assigned by each of them to The Bank of New York, as trustee (the "Revenue Bond Trustee") for the benefit of the holders of the respective series of Revenue Bonds.

Item 9.      Collateral given with each security, if any.

             None.

Item 10.     Consideration received for each security.

             The Company issued the Notes in consideration of the Loans aggregating $217,050,000 (the "Loans' Proceeds").

Item 11.     Application of proceeds of each security.

             The Loans' Proceeds have been deposited with the Revenue Bond Trustee and will be applied to the refunding redemptions of $60,000,000 outstanding 5 3/4% Development Authority of Burke County Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 1993; $73,535,000 outstanding 6.10% Development Authority of Burke County Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 1995; $11,935,000 outstanding 5 3/4% Development Authority of Monroe County Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), First Series 1993; and $71,580,000 outstanding 6% Development Authority of Monroe County Pollution Control Revenue Bonds (Georgia Power Company Plant Scherer Project), Third Series 1995.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                    a.        the provisions contained in the first sentence of
                              Section 6(b)___

                    b.        the provisions contained in the fourth sentence of
                              Section 6(b)___

                    c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13.     Not Applicable.

Item 14.     Not Applicable.

Item 15.     If the security or securities are exempt from the provisions of
             Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.


Date:  October 9, 2001                 GEORGIA POWER COMPANY



                                       By:  /s/Wayne Boston
                                              Wayne Boston
                                           Assistant Secretary